Exhibit (a)(5)(ii)

PRESS RELEASE	SOURCE:	First Trust High Income Long/Short Fund

FIRST TRUST HIGH INCOME LONG/SHORT FUND ANNOUNCES COMMENCEMENT OF TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) – June 14, 2017 - First Trust High Income Long/Short Fund (NYSE: FSD) (the “Fund”) today commenced a tender offer.

As previously announced, the Fund will purchase up to 15% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share as determined as of the close of the regular trading session of the NYSE on July 14, 2017, or if the offer is extended, as determined by of the close of the regular trading session of the NYSE on the next trading day after the day to which the offer is extended (in each case, the “Valuation Date”). The tender offer will expire on July 13, 2017 at 5:00 p.m. Eastern time, or on such later date to which the offer is extended.

Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials, which will be distributed to shareholders. If the amount of the Fund’s outstanding common shares that is tendered exceeds the maximum amount of its offer, the Fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s tendered shares.

Completion of the tender offer is subject to the satisfaction of certain customary conditions, as described in the tender offer materials, and there can be no assurance such conditions will be satisfied. In addition, under certain circumstances, the Fund may terminate or abandon the tender offer, as described in the tender offer materials, and there can be no assurance such circumstances will not arise.

The Fund is a diversified, closed-end management investment company that seeks to provide current income. The Fund has a secondary objective of capital appreciation. The Fund seeks to achieve its investment objectives by investing, under normal market conditions, a majority of its assets in a diversified portfolio of U.S. and foreign (including emerging markets) high yield corporate fixed-income securities of varying maturities that are rated below-investment grade at the time of purchase.

First Trust Advisors L.P., the Fund’s investment advisor, along with its affiliate, First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management and financial advisory services, with collective assets under management or supervision of approximately $107 billion as of May 31, 2017 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts.

MacKay Shields LLC ("MacKay") serves as the Fund's investment sub-advisor. MacKay is an indirect wholly-owned subsidiary of New York Life Insurance Company and a wholly-owned subsidiary of New York Life Investment Management Holdings LLC. MacKay is a multi-

product, fixed income investment management firm with approximately $96.6 billion in assets under management as of May 31, 2017. MacKay manages fixed income strategies for high-net worth individuals, institutional clients and mutual funds, including unconstrained bond, global high yield, high yield, high yield active core, municipal high yield, short duration high yield, low volatility high yield, municipal short term, core investment grade, municipal investment grade, core plus, core plus opportunities, convertibles, emerging markets credit, and bank loans.

TENDER OFFER STATEMENT

This press release does not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction. The tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Common shareholders of the Fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer. The offer to purchase and related letter of transmittal are available free of charge at http://www.sec.gov and from the Fund by calling Georgeson LLC, the Fund’s information agent for the tender offer, at: (866) 203-9357.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking statements. Actual results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Completion of the tender offer is subject to satisfaction of conditions, and there can be no assurance such conditions will be satisfied. Also, there are circumstances under which the tender offer may be terminated/abandoned, and there can be no assurance such circumstances do not arise.

___________________________________________

CONTACT: Jeff Margolin – (630) 765-7643

SOURCE: First Trust High Income Long/Short Fund